Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

October 23, 2012

SOFTBANK CORP.

Strategic Acquisition of Sprint by SOFTBANK (progress of previously disclosed transaction)

SOFTBANK CORP. (hereafter “the Company”) announces today that in the course of investing*1 approximately USD 20.1 billion (approximately JPY1,570.9 billion*2) (hereafter “the transaction”) in Sprint Nextel Corporation (hereafter “Sprint”), paid-in capital in the Company’s U.S. subsidiary Starbust I, Inc. and its subsidiary Starbust II, Inc. was increased on Oct. 22, 2012 as stated below.

As indicated in the material disclosed on Oct. 15, 2012, Starbust II, Inc. has invested USD 3.1 billion (JPY 241.8 billion) in Sprint in the form of a newly-issued convertible bond on Oct. 22, 2012 (EST).

*1 For details refer to the press release “Strategic Acquisition of Sprint by SOFTBANK,” issued on October 15, 2012.

  2 Converted at USD = JPY 78. The same exchange rate applies to all the figures in JPY hereafter.

1. Outline of U.S. subsidiary subject to capital increase

(1)	Outline of Starburst I, Inc.

Name	Starburst I, Inc.

Address	1209 Orange Street, Wilmington, Delaware 19801

Name and title of representative	Ronald D. Fisher (director of the Company) President

Paid-in capital	Before capital increase: USD 10 After capital increase: USD 3,100,000,010

Nature of business	Holding company

Number of voting rights held by the Company	Before capital increase: 1,000 After capital increase: 3,101,000

Ratio of voting rights held by the Company	Before capital increase: 100% After capital increase: 100%

(2)	Outline of Starburst II, Inc.

Name	Starburst II, Inc.

Address	1209 Orange Street, Wilmington, Delaware 19801

Name and title of representative	Ronald D. Fisher (director of the Company) President

Paid-in capital	Before capital increase: USD 10 After capital increase: USD 3,100,000,010

Nature of business	Holding company

Number of voting rights held by the Company (Number of indirectly held voting rights)	Before capital increase: 1,000 (1,000) After capital increase: 3,101,000 (3,101,000)

Ratio of voting rights held by the Company (Ratio of indirectly held voting rights)	Before capital increase: 100% (100%) After capital increase:100% (100%)

2. Future outlook

The Company will announce the specific dates for the procedures of the transaction and the impact on the financial results once they are verified.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SOFTBANK, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SOFTBANK’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is an English translation transcript of a press conference held in Japanese by SoftBank. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the translated transcript. SoftBank believes that none of these inaccuracies is material. The slides used in the press conference are included as an attachment to this transcript. A replay of the press conference is accessible through SoftBank’s website at www.softbank.co.jp/en/.